INTEGRA RESOURCES CORP.

Common Shares

EQUITY DISTRIBUTION AGREEMENT

December 30, 2020

Stifel, Nicolaus & Company, Incorporated

One South Street

30th Floor

Baltimore, Maryland 21202

Ladies and Gentlemen:

Integra Resources Corp., a British Columbia corporation (the "Company"), confirms its agreement (this "Agreement") with Stifel, Nicolaus & Company, Incorporated ("Stifel" or the "Agent") with respect to the issuance and sale from time to time by the Company of shares (the "Shares") of the Company's common shares, no par value per share (the "Common Shares"), having an aggregate offering price of up to US$25,000,000 (the "Maximum Amount") through or to the Agent, as sales agent or principal, on the terms and subject to the conditions set forth in this Agreement.

The Company has prepared and filed with the securities regulatory authorities (the "Canadian Qualifying Authorities") in each of the provinces and territories of Canada (the "Canadian Qualifying Jurisdictions") a preliminary short form base shelf prospectus dated August 7, 2020 (the "Canadian Preliminary Base Prospectus") and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus (as defined below) in respect of an aggregate of up to C$100,000,000 (or the equivalent thereof in United States dollars or any other currencies) of Common Shares, subscription receipts, warrants to purchase other Shelf Securities (as defined herein) and units comprised of one or more of any of the other Shelf Securities or any combination thereof, of the Company (collectively, the "Shelf Securities") in each case in accordance with Canadian Securities Laws (as defined below). The British Columbia Securities Commission (the "Reviewing Authority") is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Shares. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities, for the Canadian Preliminary Base Prospectus and the Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the "Receipt"). The term "Canadian Base Prospectus" means the final short form base shelf prospectus dated August 21, 2020 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions (the "Canadian Securities Laws"), including National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") and National Instrument 44-102 - Shelf Distributions ("NI 44-102"), and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases (as defined below). As used herein, a "Designated News Release" means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company's determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Company as a "designated news release" in writing on the face page of the version of such news release that is filed by the Company on SEDAR (as defined below). As used herein, "Canadian Prospectus Supplement" means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Shares filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws. As used herein, "Canadian Prospectus" means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement or any Terms Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus.  The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus. All Designated News Releases shall also be filed with the SEC on Form 6-K and the Canadian Prospectus Supplement shall provide that such Form 6-K shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined herein). The "Translation Decision" means the decision of the Autorité des marches financiers dated August 6, 2020 obtained by the Company granting exemptive relief from the requirement that the Canadian Prospectus and the documents incorporated by reference in the Canadian Prospectus be publicly filed in both the French and English languages. For the purposes of the Canadian Prospectus, the Company is not required to publicly file French versions of the Canadian Prospectus and the documents incorporated by reference therein.

The Company has also prepared and filed with the Securities and Exchange Commission (the "Commission"), pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-242483) covering the registration of the Shelf Securities under the Securities Act of 1933, as amended (the "Act"), and the rules and regulations of the Commission thereunder (the "Rules and Regulations"), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the "Registration Statement." The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Act is herein called the "U.S. Base Prospectus." "U.S. Prospectus Supplement" means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Act, relating to the offering of the Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; "U.S. Prospectus" means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; "Base Prospectuses" means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; "Prospectuses" means, collectively, the Canadian Prospectus and the U.S. Prospectus; "Prospectus Supplements" means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval ("SEDAR") and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the its Electronic Data Gathering Analysis and Retrieval System ("EDGAR").

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is "contained," "included" or "stated" in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is "described," "contained," "included" or "stated" in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

The Company confirms its agreement with the Agent as follows:

1. Sale and Delivery of the Shares.

(a)    Agency Transactions. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agent agree that the Company may issue and sell through the Agent, as sales agent for the Company, the Shares (an "Agency Transaction") as follows:

(i)    The Company may, from time to time, propose to the Agent the terms of an Agency Transaction by means of a telephone call (confirmed promptly by electronic mail substantially the form of Exhibit A hereto (an "Agency Transaction Notice")) from any of the individuals listed as authorized representatives of the Company on Schedule 1 hereto (each, an "Authorized Company Representative"), such proposal to include: the trading day(s) for the NYSE American LLC (the "NYSE") (which may not be a day on which the NYSE is scheduled to close prior to its regular weekday closing time) on which the Shares are to be sold (each, a "Trading Day"); the maximum number of Shares that the Company wishes to sell in the aggregate and on each Trading Day; and the minimum price at which the Company is willing to sell the Shares (the "Floor Price"). The Agent acknowledges that any such Agency Transaction Notice may relate to the placement of Shares to Coeur Mining, Inc., as contemplated in Section 1(d) below.

(ii)     If such proposed terms for an Agency Transaction are acceptable to the Agent, it shall promptly confirm the terms by email reply to an Authorized Company Representative.

(iii)     Subject to the terms and conditions hereof, the Agent shall use its commercially reasonable efforts to sell all of the Shares designated in, and subject to the terms of, such Agency Transaction Notice. Such Agent shall not sell any Share at a price lower than the Floor Price. The Company acknowledges and agrees with the Agent that (x) there can be no assurance the Agent will be successful in selling all or any of such Shares, (y) the Agent shall incur no liability or obligation to the Company or any other person or entity if it does not sell any Shares for any reason and (z) the Agent shall be under no obligation to purchase any Shares on a principal basis pursuant to this Agreement (except in the case of a Principal Transaction (as defined below) pursuant to this Agreement and the relevant Terms Agreement (as defined below)).

(iv)     The Company, acting through an Authorized Company Representative, or the Agent may, upon notice to the other party by telephone (confirmed promptly by electronic mail), suspend an offering of the Shares; provided, however, that such suspension shall not affect or impair the parties' respective obligations with respect to the Shares sold hereunder prior to the giving of such notice.

(v)     If the terms of any Agency Transaction as set forth in an Agency Transaction Notice contemplate that the Shares shall be sold on more than one Trading Day, then the Company and the Agent shall mutually agree to such additional terms and conditions as they deem necessary in respect of such multiple Trading Days, and such additional terms and conditions shall be binding to the same extent as any other terms contained in the relevant Agency Transaction Notice.

(vi)     The Agent, as sales agent in an Agency Transaction, shall not make any sales of the Shares on behalf of the Company, pursuant to this Agreement, other than (x) by means of ordinary brokers' transactions that qualify for delivery of the Prospectus in accordance with Rule 153 of the Rules and Regulations and meet the definition of an "at-the-market distribution" in National Instrument 44-102 - Shelf Distributions, provided that such transactions are made on an exchange outside Canada, and (y) such other sales of the Shares on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the Agent in writing. The Agent covenants that the Agent will not (nor will any affiliate thereof or person or company acting jointly or in concert therewith) over-allot Shares in connection with the distribution of Shares in an "at-the-market distribution" (as defined in NI 44-102) or enter into any transaction or engage in any transactions that are intended to stabilize or maintain the market price of the Shares, including selling an aggregate number or principal amount of Shares that would result in the underwriter creating an over-allocation position in the securities.  The Company acknowledges and agrees that the Agent cannot provide complete assurances that any sale will not have a significant effect on the market price of the Shares.

(vii)     The compensation to the Agent for sales of the Shares in an Agency Transaction with respect to which such Agent acts as sales agent hereunder shall be 2.75% of the gross offering proceeds of the Shares sold in such Agency Transaction. The Agent shall provide written confirmation to the Company (which may be provided by email to an Authorized Company Representative) following the close of trading on the NYSE on each Trading Day on which Shares are sold in an Agency Transaction under this Agreement, setting forth (w) the number of Shares sold on such Trading Day, (x) the gross offering proceeds received from such sales, (y) the commission payable by the Company to the Agent with respect to such sales and (z) the net offering proceeds (being the gross offering proceeds for such sales less the commission payable for such sales) (the "Net Offering Proceeds").

(viii)     Settlement for sales of the Shares in an Agency Transaction pursuant to this Agreement shall occur on the second Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each such day, an "Agency Settlement Date"). On each Agency Settlement Date, the Shares sold through the Agent in Agency Transactions for settlement on such date shall be issued and delivered by the Company to the Agent against payment by the Agent to the Company of the Net Offering Proceeds from the sale of such Shares. Settlement for all such Shares shall be effected by free delivery of the Shares by the Company or its transfer agent to the Agent's or its designee's account (provided that such Agent shall have given the Company written notice of such designee prior to the relevant Agency Settlement Date) at The Depository Trust Company or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, in return for payment in same-day funds delivered to the account designated by the Company. If the Company, or its transfer agent (if applicable), shall default on its obligation to deliver the Shares on any Agency Settlement Date, the Company shall (i) hold the Agent harmless against any loss, claim, damage, or expense (including, without limitation, reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay the Agent any commission, discount or other compensation to which it would otherwise be entitled absent such default; provided however, that without limiting Section 5 herein, with respect to (ii) above, the Company shall not be obligated to pay the Agent any commission, discount or other compensation on any Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on the TSXV or the NYSE; (B) a material disruption in securities settlement or clearance services in the United States or Canada; or (C) failure by the Agent to comply with its obligations under the terms of this Agreement.

(b)    Principal Transactions. If the Company wishes to issue and sell the Shares other than as set forth in subsection (a) of this Section 1 (each, a "Principal Transaction"), the Company will notify the Agent of the proposed terms of such Principal Transaction. If the Agent, acting as principal, wishes to accept such proposed terms (which it may decline to do for any reason in its sole discretion) or, following discussions with the Company, wishes to accept amended terms, the Agent and the Company will enter into an agreement in substantially the form of Exhibit B hereto (each, a "Terms Agreement") that sets forth the terms of such Principal Transaction, including, without limitation, the time, date and place of delivery of and payment for the Shares to be sold pursuant to such Principal Transaction (each of such date and each Agency Settlement Date, a "Settlement Date"). The terms set forth in a Terms Agreement shall not be binding on the Company or the Agent unless and until the Company and the Agent has executed such Terms Agreement accepting all of such terms. The commitment of the Agent to purchase the Shares pursuant to any Terms Agreement shall be deemed to have been made on the basis of the representations and warranties of the Company herein contained and shall be subject to the terms and conditions herein set forth. In the event of a conflict between the terms of this Agreement and the terms of any Terms Agreement, the terms of such Terms Agreement shall control.

(c)    Maximum Number of Shares. Under no circumstances shall the Company propose to the Agent, or the Agent effect, a sale of Shares in an Agency Transaction or a Principal Transaction pursuant to this Agreement if such sale would (i) cause the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement to exceed the Maximum Amount, (ii) cause the number of Shares sold to exceed the number of shares of Common Shares available for offer and sale under the then effective Registration Statement or (iii) cause the number of Shares sold pursuant to this Agreement to exceed the number of Shares authorized to be issued and sold from time to time pursuant to this Agreement by the Company's board of directors, or a duly authorized committee thereof, and notified to the Agent in writing; or (iv) cause the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement to exceed what would be permitted under Section 9.1 of NI 44-102.

(d)    The Agent acknowledges that the Company has entered into an acknowledgement and waiver with respect to the investor rights agreement with Coeur Mining, Inc. dated November 25, 2019 in order to allow Coeur Mining, Inc. to exercise its right under such agreement to maintain its pro rata interest upon the issuance of Shares pursuant to this Agreement.

(e)    Black-out Periods. Notwithstanding any other provision of this Agreement, no sales of Shares shall take place, the Company shall not request the sales of any Shares that would be sold and the Agent shall not be obligated to sell or offer to sell any Shares, during any period in which Company's insider trading or similar policy, as it exists on the date of this Agreement, would prohibit the purchase or sale of Common Shares by persons subject to such policy, or the Company is in possession of material non-public information with respect to the Company.

(f)    Continuing Accuracy of Representations and Warranties. Any obligation of the Agent to use its commercially reasonable efforts to sell the Shares on behalf of the Company as sales agent shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the conditions specified in Section 3 of this Agreement.

2.     Representations and Warranties of the Company. The Company represents and warrants to, and covenants with, the Agent as follows:

(a)    Effectiveness of Registration. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement or any Terms Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such for that purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Permitted Free Writing Prospectus (as defined herein) has been issued by the Commission or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Time of Sale and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Time of Sale and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agent furnished to the Company in writing by or on behalf of the Agent expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Company has delivered to the Agent one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, in such quantities and at such places as the Agent has reasonably requested. At the time of filing the Registration Statement and at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Shares, the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Act), without taking account of any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an Ineligible Issuer. "Time of Sale" means, (i) with respect to an Agency Transaction, the time of the Agent's initial entry into contracts with investors for the sale of such Shares and (ii) with respect to a Principal Transaction, the time of sale of such Shares.

(b)    Accuracy. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, conformed in all material respects or will conform in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the Commission, and the U.S. Prospectus and the applicable Permitted Free Writing Prospectus(es), if any, issued at or prior to such Time of Sale, taken together (collectively, and with respect to any Shares, together with the public offering price of such Shares, the "Disclosure Package") and at each Time of Sale and Settlement Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with information relating to the Agent furnished in writing to the Company by the Agent specifically for inclusion in the Registration Statement, the U.S. Prospectus or any Permitted Free Writing Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by the Agent consists of the information described as such in Section 5(b) hereof.

(c)    Capitalization. As of the date of this Agreement, the Company is authorized to issue an unlimited number of Common Shares; all of the issued and outstanding share capital of the Company, being the Common Shares, have been duly authorized and validly issued and are fully paid and non-assessable, have been issued in compliance with all applicable Canadian, U.S. and other securities laws and were not issued in violation of any pre-emptive right, resale right, right of first refusal or similar right; the Common Shares are duly listed, and admitted and authorized for trading, on the NYSE and the TSX Venture Exchange (the "TSXV").

(d)    Due Incorporation. The Company has been duly continued and is validly existing as a company in good standing under the laws of the Province of British Columbia, with full corporate power and authority to own, lease and operate its properties and conduct its business as is or will be described in the Registration Statement, the Prospectuses and the Disclosure Package.

(e)    Subsidiaries. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) could not reasonably be expected to have a material adverse effect on (i) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders' equity, properties or prospects of the Company and its subsidiaries (each, a "Subsidiary" and, collectively, the "Subsidiaries"), taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement (a "Material Adverse Effect").

(f)    Material Subsidiaries. The Subsidiaries listed on Schedule 2 hereto (each, a "Material Subsidiary" and, collectively, the "Material Subsidiaries") are the only Subsidiaries that are "significant subsidiaries" of the Company within the meaning of Rule 1-02 of Regulation S-X under the Act or are otherwise material to the Company; no Material Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Material Subsidiary's capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Material Subsidiary's property or assets to the Company or any other Material Subsidiary of the Company; all of the issued share capital of or other ownership interests in each Material Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Registration Statement, the Prospectuses and the Disclosure Package) are owned directly or indirectly by the Company free and clear of any lien, charge, mortgage, pledge, security interest, claim, or other encumbrance of any kind whatsoever (any "Lien"); each Material Subsidiary has been duly organized and validly exists as a corporation, partnership or limited liability company in good standing under the laws of the jurisdiction of its organization, with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Prospectuses and the Disclosure Package; each Material Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) could not reasonably be expected to have a Material Adverse Effect.

(g)    Agreement Duly Authorized and No Breach of Obligations or Charter. The Company has full corporate power and authority to enter into this Agreement and each Terms Agreement. This Agreement has been, and any Terms Agreement will have been, duly authorized, executed and delivered by the Company and this Agreement constitutes, and any Terms Agreement will constitute, a valid and binding agreement of the Company enforceable against the Company in accordance with the terms hereof or thereof, as the case may be, except as the enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or general equitable principles. The execution and delivery by the Company of this Agreement and any Terms Agreement and the performance of this Agreement and any Terms Agreement, the consummation of the transactions contemplated hereby and thereby, and the application of the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectus under "Use of Proceeds" do not and will not (i) violate the organizational documents of the Company or any Material Subsidiary of the Company or (ii) result in the creation or imposition of any lien, charge or encumbrance upon any of the assets of the Company or any Material Subsidiary of the Company pursuant to the terms or provisions of, or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or give any other party a right to terminate any of its obligations under, or result in the acceleration of any obligation under any contract to which the Company or any of its Material Subsidiaries is a party or by which the Company or any of its Material Subsidiaries or any of its properties is bound or affected, or violate or conflict with any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body applicable to the business or properties of the Company or any of its Material Subsidiaries. This Agreement conforms in all material respects to the description thereof contained in the Registration Statement, the Prospectuses and the Disclosure Package.

(h)    The Shares. When issued in accordance with this Agreement or any Terms Agreement, and upon receipt of payment for the Shares, the Shares will have been duly and validly created and issued as fully paid and non-assessable.

(i)    Compliance with Applicable Laws; No Defaults. Neither the Company nor any Material Subsidiary: (i) is in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any property or assets of the Company or any Material Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (iii) is in violation, in any material respect, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package of any, Canadian, U.S. or foreign statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, except with respect to (i), (ii) and (iii) above, in any such case for violations or defaults that could not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect.

(j)    No Violation. The execution, delivery and performance of this Agreement and any Terms Agreement, the distribution of the Shares and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any Lien upon any property or assets of the Company or any Material Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company or any Material Subsidiary is a party or by which the Company or any Material Subsidiary or their respective properties, operations or assets may be bound or (ii) violate or conflict with any provision of the certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents of the Company or any Material Subsidiary, or (iii) violate or conflict with any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or other, except in the case of clauses (i) and (iii) above as could not reasonably be expected to have a Material Adverse Effect.

(k)    No Consents Required. No consent, approval, authorization, order, registration, qualification, license, filing and permit of, with and from any judicial, regulatory and other legal or governmental agencies and bodies and any third parties, Canadian, U.S. or foreign (collectively, "Consents") is required in connection with the distribution of the Shares or the consummation of the transactions as contemplated by this Agreement and any Terms Agreement, other than (i) as may be required under the securities or blue sky laws of the various jurisdictions in which the Shares are being offered, (ii) as have been obtained and are in full force and effect and (iii) as may be required under the rules of the NYSE and the TSXV on or before each Time of Sale and associated Settlement Date.

(l)    Due Authorization. The Company has the necessary corporate power and authority to execute and deliver the Registration Statement, the Prospectuses and the Disclosure Package and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement, the Prospectuses and the Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the Act, as applicable.

(m)    No Pre-emptive Rights. Except as described in this Agreement, the Registration Statement, the Prospectuses and the Disclosure Package, the Company has no outstanding warrants, options to purchase, or any pre-emptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell any Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Shares or any other security of the Company; except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, no person has any rights to require registration or qualification under the Act or the Canadian Securities Laws of any security in connection with the offer and sale of the Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof.

(n)    All Requisite Consents. The Company and each Material Subsidiary has all requisite Consents to own, lease and operate its properties and conduct its business as it is now being conducted, in each case as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, and each such Consent is valid and in full force and effect, except in each case as would not reasonably be expected to have a Material Adverse Effect; neither the Company nor any Material Subsidiary has received notice of any investigation or proceedings which, if decided adversely to the Company or any such Material Subsidiary, would reasonably be expected to result in, the revocation of, or imposition of a materially burdensome restriction on, any such Consent.

(o)    Legal Proceedings. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or pending or, to the Company's knowledge, threatened against or affecting the Company or the Material Subsidiaries, or to the Company's knowledge, their respective directors or officers, in their capacities as directors or officers of the Company, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever.

(p)    Independent Accountant. MNP LLP, which has audited the annual consolidated financial statements of the Company that are included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, and whose reports appear or are incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, are independent public accountants as required under Canadian Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102")) between the Company and such auditors nor has there been any event which has led MNP LLP to threaten to resign as auditors.

(q)    No Reportable Event. There has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) between the Company and its auditors.

(r)    Financial Statements. The consolidated financial statements of the Company, including the notes thereto, included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package present fairly, in all material respects, the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and its consolidated Subsidiaries; said consolidated financial statements have been prepared in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods involved; the other financial and statistical information relating to the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements of the Company that are included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package and the books and records of the Company.    The audited financial statements of the Company for its fiscal year ended December 31, 2019, and notes thereto, which are incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, are true and correct in every material respect as at the date thereof and present fairly and accurately reflect the consolidated financial position and results of the operations of the Company as at the date thereof or for the period then ended, as applicable, and such financial statements have been prepared in accordance with IFRS applied on a consistent basis.  The unaudited financial statements of the Company for the nine months ended September 30, 2020 and notes thereto which are incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, are true and correct in every material respect as at the date thereof and present fairly and accurately reflect the consolidated financial position and results of the operations of the Company as at the date thereof or for the period then ended, as applicable, and such financial statements were prepared in accordance with IFRS applied on a consistent basis.

(s)    Stock Plan. Each outstanding stock option granted under any stock option plan of the Company (each, a "Stock Plan") was granted with a per share exercise price no less than the closing market price for the Common Shares on the TSXV on the trading date immediately preceding the grant date of such option, and no such grant involved any "back-dating," "forward-dating" or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance with applicable law and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors (or a duly authorized committee thereof) of the Company or such Subsidiary, as applicable, and (iii) has been properly accounted for in the Company's consolidated financial statements and disclosed, to the extent required, in the Company's filings or submissions with the Commission and the Canadian Qualifying Authorities.

(t)    No Material Adverse Changes. Subsequent to the respective dates as of which information is given in the Registration Statement, the Prospectuses and the Disclosure Package, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Company and the Material Subsidiaries, on a consolidated basis, or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their business, affairs, capital, prospects or assets, or the right or capacity of the Company and the Material Subsidiaries to carry on their business, considered on a consolidated basis, such business having been carried on in the ordinary course (each a "Material Adverse Change").

(u)    Investment Company. The Company is not and, after giving effect to application of the net proceeds of the offering of the Shares as described in the Registration Statement, the Prospectuses and the Disclosure Package, will not be, required to register as an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and is not and will not be an entity "controlled" by an "investment company" within the meaning of such act.

(v)    Property Rights. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, all material property, options, leases, concessions, claims or other interests in natural resource properties and surface rights for exploration and exploitation, extraction and other mineral property rights in which the Company or the Subsidiaries holds an interest or right (collectively, the "Property Rights") are completely and accurately described in the Technical Report. Except as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, the Company or a Subsidiary is the legal and/or beneficial owner or holder of such Property Rights. Except as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, the Property Rights are in good standing and are valid and enforceable and free and clear of any liens, charges or encumbrances, other than so as to not materially interfere with the current use made by the Company and Subsidiaries of such Property Rights, and no royalty is payable in respect of any of them.  Except as set out in the Registration Statement, the Prospectuses and the Disclosure Package, no property rights other than the Property Rights are necessary for the conduct of the business of the Company or the Subsidiaries as currently being conducted, or proposed to be conducted as described in the Registration Statement, the Prospectuses and the Disclosure Package, and there are no restrictions on the ability of the Company or the Subsidiaries to use or otherwise exploit any such Property Rights, and the Company does not know of any claim or basis for a claim that may adversely affect such rights; in addition, except as set out in the Registration Statement, the Prospectuses and the Disclosure Package, the Company, either directly or through its interest in the Subsidiaries, has all licenses, permits and authorizations necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted in each case.

The term "Technical Report" as used in this Agreement means the technical report titled "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA" with an effective date of September 9, 2019 and authored by Michael M. Gustin, C.P.G., Steven I. Weiss, C.P.G., Thomas L. Dyer, P.E., Jack S. McPartland, Member M.M.S.A., Jeffrey L. Woods, Member S.M.E., M.M.S.A. and John D. Welsh, P.E.

(w)    Property Right Claims. Other than as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, none of the Company nor the Material Subsidiaries has any responsibility or obligation to pay or have paid on its behalf any commission, royalty or similar payment to any person with respect to its Property Rights.

(x)    Mineral Resources and Mineral Reserves. The Technical Report has been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), and the Company has complied with, and is in compliance with, NI 43-101.

(y)    Labor Matters. No labor dispute with the employees of the Company or any Material Subsidiary currently exists or, to the knowledge of the Company and the Material Subsidiaries, is imminent.  Neither the Company nor any Material Subsidiary is a party to any collective bargaining agreement and, to the knowledge of the Company and the Material Subsidiaries no action has been taken or is contemplated to organize any employees of the Company or any Material Subsidiary.

(z)    Matters Related to Local, Native and Indigenous Groups. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, to the knowledge of the Company, no dispute between the Company and any local, native or indigenous group exists or is threatened or imminent with respect to any of the Company's properties or exploration activities that could reasonably be expected to have a Material Adverse Effect.

(aa)    Compliance with Environmental Laws. None of the Company nor the Material Subsidiaries has been in violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licenses, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, "Environmental Laws"); without limiting the generality of the foregoing:

(i)  the Company and the Material Subsidiaries have occupied their respective properties and have received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance with all applicable Environmental Laws and have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and

(ii) there are no orders, rulings or directives issued against the Company or the Material Subsidiaries, and there are no orders, rulings or directives pending or, to the knowledge of the Company, threatened against the Company or the Material Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to any property or assets of the Company or its Material Subsidiaries;

(bb)    Liabilities related to Environmental Laws. No notice with respect to any of the matters referred to in the immediately preceding paragraph (aa), including any alleged violations by the Company or the Material Subsidiaries with respect thereto has been received by the Company or the Material Subsidiaries, and, to the knowledge of the Company, no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any Environmental Laws or relating to the ownership, use, maintenance or operation of the property and assets of the Company or the Material Subsidiaries is in progress, threatened or, to the best of the Company's knowledge, pending, and, to the best of the Company's knowledge, there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Company or the Material Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise.

(cc)    Tax Matters. All tax returns, reports, elections, remittances, filings, withholdings and payments of the Company and the Subsidiaries required by law to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct and all taxes owing of the Company as at December 31, 2019 have been paid or accrued in the Company's audited consolidated financial statements.  The Company and each of its Subsidiaries have been assessed for all applicable taxes to and including the fiscal year ended December 31, 2019 and have received all appropriate refunds, made adequate provision for taxes payable for all subsequent periods and the Company is not aware of any material contingent tax liability of the Company or any of its Subsidiaries not adequately reflected in the Company's audited consolidated financial statements.

(dd)    No Transfer Taxes. There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement and any Terms Agreement or the issuance by the Company or sale by the Company of the Shares.

(ee)    No Stamp Duty, Registration or Documentary Taxes. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with: (i) the execution and delivery of this Agreement or any Terms Agreement; or (ii) the enforcement or admissibility in evidence of this Agreement or any Terms Agreement; or (iii) the issuance, sale and delivery to the Agent of the Shares; or (iv) the sale of the Shares through the Agent to U.S. residents.

(ff)    Insurance. The Company and the Material Subsidiaries maintain insurance against loss of, or damage to, its material assets including property and casualty insurance for all of its operations; and all of the policies in respect of such insurance are in amounts and on terms that in the view of Company's management are reasonable for operations such as these, and are in good standing and not in default it being understood that the Company does not maintain title insurance over any of its properties.

(gg)    No Franchise, Contract or Other Document. All contracts and agreements material to the Company and the Subsidiaries, collectively, other than those entered into in the ordinary course of its business as presently conducted (collectively the "Material Contracts") have been disclosed in the Registration Statement, the Prospectuses and the Disclosure Package and neither the Company nor the Subsidiaries has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or a Subsidiary, whether by asset sale, transfer of shares or otherwise.

(hh)    Internal Control Over Financial Reporting and Internal Accounting Controls. The Company and its Material Subsidiaries maintain, and will maintain, at all times during the term of this Agreement, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with applicable generally accepted accounting principles, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference.

(ii)    No Change in the Company's Internal Control Over Financial Reporting. Since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, there has been no change in accounting policies or practices of the Corporation or the Subsidiaries.

(jj)    Disclosure Controls. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company is made known to the Company's principal executive officer and principal financial officer by others within those entities; such disclosure controls and procedures are effective.

(kk)    Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith applicable to the Company, except as any such failure would not reasonably be expected to have a Material Adverse Effect.

(ll)    Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included in the Registration Statement, the Prospectuses and the Disclosure Package are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(mm)    Compliance with Anti-Money Laundering Laws. None of the Company, any Subsidiary or, to the Company's knowledge, any of its employees or agents, has at any time during the last five years (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof; the operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(nn)    No Conflicts with Sanctions Laws. Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any of its Subsidiaries is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department ("OFAC"); and the Company will not knowingly, directly or indirectly, use the proceeds of the sale of the Shares hereunder, or knowingly lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC.

(oo)    Compliance with Anti-Corruption Laws. None of the Company, the Subsidiaries nor to the knowledge of the Company, any of their respective employees or agents have, in connection with the affairs of the Company, made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws.

(pp)    Cybersecurity. (i)(x) Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there has been no material security breach or other compromise of or relating to any of the Company's information technology and computer systems, networks, hardware, software, data, equipment or technology (collectively, "IT Systems and Data") and (y) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any material security breach or other compromise to its IT Systems and Data; (ii) the Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; and (iii) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

(qq)    Canadian Reporting Issuer; Listing of Common Shares. The Company (i) is a reporting issuer (within the meaning of Canadian Securities Laws) or the equivalent in all of the provinces and territories of Canada, and (ii) is not in default of any of the requirements of the Canadian Securities Laws of the Qualifying Jurisdictions; the outstanding Common Shares of the Company are registered pursuant to Section 12(b) of the Exchange Act; the Common Shares are listed for trading on the TSXV  and the NYSE and the Company is not in default of any requirement of the TSXV or NYSE applicable to the Company including, for avoidance of doubt, any requirement that shareholder approval be obtained for the offering or the issuance of the Shares.

(rr)    No Commissions or Finder's Fees. Except as disclosed in the Registration Statement, the Prospectuses or the Disclosure Package, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or the Agent for a brokerage commission, finder's fee or other like payment in connection with the transactions contemplated by this Agreement, any Terms Agreement or the Shares.

(ss)    Lending Relationship with the Agent; Repayment of Debts. Except as disclosed in the Registration Statement, the Prospectuses or the Disclosure Package, neither the Company nor any of its Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of the Agent or (ii) intends to use any of the proceeds from the sale of the Shares hereunder to repay any outstanding debt owed to any affiliate of the Agent.

(tt)    No Stabilization. Neither the Company nor, to the Company's knowledge, any of its affiliates (within the meaning of Rule 144 under the Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.

(uu)    Accurate Disclosure. The statements set forth in the Registration Statement, the Prospectuses and the Disclosure Package under the headings "Certain Canadian and United States Federal Income Tax Considerations", "Certain United States Federal Income Tax Considerations", "Description of Securities Being Distributed", "Description of Common Shares", "Consolidated Capitalization", and "Enforceability of Certain Civil Liabilities", insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

(vv)    Transfer Agent and Registrar. TSX Trust Company, at its principal offices in the City of Vancouver, British Columbia and Toronto, Ontario has been duly appointed as registrar and transfer agent for the Common Shares.

(ww)    Minute Books and Corporate Records. The minute books and records of the Company and the Material Subsidiaries made available to counsel for the Agent in connection with its due diligence investigation of the Company and the Material Subsidiaries contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and the Material Subsidiary to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company or the Material Subsidiaries to the date of this Agreement not reflected in such minute books and other records.

(xx)    Foreign Private Issuer. The Company is, and upon completion of the transactions described herein, will be, a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act.

(yy)    Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act) included or incorporated by reference in the Registration Statement, the Prospectus or any Permitted Free Writing Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

Any certificate signed by any officer of the Company and delivered to the Agent or to counsel for the Agent shall be deemed a representation and warranty by the Company, as the case may be, to the Agent as to the matters covered thereby.

3.    Agreements of the Company. The Company covenants and agrees with the Agent as follows:

(a)    Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Company will notify the Agent promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the Commission and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an "Amendment Date") and of any request by the Commission or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Company will submit to the Agent a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) a reasonable period of time before the filing thereof and will afford the Agent and the Agent's counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Company will furnish to the Agent at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR or EDGAR) and the Company will cause (x) each amendment or supplement to the U.S. Prospectus to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (y) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to NI 44-101 and NI 44-102 (the "Canadian Shelf Procedures") or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b)    Notice of Stop Orders. The Company will advise the Agent, promptly after it receives notice thereof, of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is an Agency Transaction Notice or a Terms Agreement that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 2 or Section 6, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Agency Transaction Notice or Terms Agreement, then, if, in the Company's determination and at the Company's sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)    Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agent under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 153, Rule 172 or Rule 173(a) under the Act) or Canadian Securities Laws, the Company will comply in all material respects with all requirements imposed upon it by the Act, by the Rules and Regulations, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Commission pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will immediately notify the Agent to suspend the offering of Shares during such period and, if, in the Company's determination and at the Company's sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities and the Commission such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Company will furnish to the Agent such number of copies of such amendment or supplement as the Agent may reasonably request.

(d)    Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agent and its counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or by the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agent may from time to time reasonably request provided, however, the Company shall not be required to furnish any documents to the Agent that are available on SEDAR or EDGAR.

(e)    Company Information. The Company will furnish to the Agent such information in its possession as is reasonably requested by the Agent as necessary or appropriate to fulfil each such Agent's obligations as agent pursuant to this Agreement, the Act and Canadian Securities Laws.

(f)    Availability of Earnings Statements. The Company shall make generally available to holders of its securities and the Agent as soon as may be practicable but in no event later than the last day of the fifteenth full calendar month following the calendar quarter in which the most recent effective date of the Registration Statement occurs in accordance with Rule 158 of the Rules and Regulations, an earnings statement (which need not be audited but shall be in reasonable detail) covering the period of 12 months commencing after such effective date, and satisfying the provisions of Section 11(a) of the Act (including Rule 158 of the Rules and Regulations).

(g)    Compliance with Blue Sky Laws. The Company shall cooperate with the Agent and counsel therefor in connection with the registration or qualification (or the obtaining of exemptions therefrom) of the Shares for the offering and sale under the securities or blue sky laws of such jurisdictions in the United States as the Agent may request, and to continue such registration or qualification in effect so long as necessary under such laws for the distribution of the Shares; provided, however, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action which would subject it to general service of process in any jurisdiction where it is not now so subject (except service of process with respect to the offering and sale of the Shares).

(h)    Material Non-public Information. The Company covenants that it will not issue an Agency Transaction Notice to the Agent, or enter into a Terms Agreement with the Agent, in accordance with Section 1 hereof if the Company is in possession of material non-public information regarding the Company and its Subsidiaries, taken as a whole, or the Shares.

(i)    Reimbursement of Certain Expenses. Whether or not any of the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company shall pay, or reimburse if paid by the Agent all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including, without limitation, costs and expenses of or relating to (i) the preparation, printing and filing of the Registration Statement and exhibits to it, each preliminary prospectus, each Permitted Free Writing Prospectus, the Prospectuses and any amendment or supplement to the Registration Statement or the Prospectuses (including the filing fees payable to the Commission relating to the Shares within the time required by Rule 456 of the Rules and Regulations), (ii) the preparation and delivery of certificates representing the Shares, (iii) the printing of this Agreement, (iv) furnishing (including costs of shipping, mailing and courier) such copies of the Registration Statement, the Prospectuses, any preliminary prospectus and any Permitted Free Writing Prospectus, and all amendments and supplements thereto, as may be requested for use in connection with the offering and sale of the Shares by the Agent, (v) the listing of the Shares on the NYSE and the TSX, (vi) any filings required to be made by the Agent with the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the fees, disbursements and other charges of counsel for the Agent in connection therewith, (vii) the registration or qualification of the Shares for offer and sale under the Act and the securities or blue sky laws of such jurisdictions designated pursuant to subsection (g) of this Section 3, including the fees, disbursements and other charges of counsel to the Agent in connection therewith, and, if requested by the Agent, the preparation and printing of preliminary, supplemental and final blue sky or legal investment memoranda, (viii) counsel to the Company, (ix) The Depository Trust Company and any other depositary, transfer agent or registrar for the Shares, (x) the accountants of the Company, (xi) the marketing of the offering of the Shares by the Company, including, without limitation, all costs and expenses of commercial airline tickets, hotels, meals and other travel expenses of officers, employees, agents and other representatives of the Company, (xii) all out-of-pocket fees, disbursements and other charges of the Agent incurred in connection with the offering of the Shares, including without limitation, the fees and disbursements of counsel to the Agent (up to a maximum of US$50,000 exclusive of taxes and disbursements) and (xiii) all fees, costs and expenses for consultants used by the Company in connection with the offering of the Shares.

(j)    Use of Proceeds. The Company shall apply the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectuses under "Use of Proceeds" and, except as disclosed in the Prospectuses, the Company does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to the Agent or any affiliate of the Agent.

(k)    Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver an Agency Transaction Notice to the Agent, or enter into a Terms Agreement with the Agent, to sell Shares, advise the Agent promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agent pursuant to this Agreement.

(l)    Due Diligence Cooperation. The Company shall reasonably cooperate with any reasonable due diligence review requested by the Agent or its counsel from time to time in connection with the transactions contemplated hereby or any Agency Transaction Notice, including, without limitation, (i) prior to the open of trading on each intended purchase date and any Time of Sale or Settlement Date, making available appropriate corporate officers of the Company and, upon reasonable request, representatives of the accountants for the Company and the authors of the technical reports for each of the Company's material properties, an update on diligence matters with representatives of the Agent and its counsel and (ii) at each Representation Date (as defined herein) or otherwise as the Agent may reasonably request, providing information and making available documents and appropriate corporate officers of the Company and representatives of the accountants for the Company for one or more due diligence sessions with representatives of the Agent and its counsel.

(m)    [Reserved]

(n)    Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following any suspension of sales hereunder), and at each Time of Sale, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(o)    Required Filings Relating to Sale of Shares. For so long as the Shares are listed on the TSX, the Company will provide the TSX with all information it requires with respect to the offering of the Shares within the timelines prescribed by the TSX and for so long as the Shares are listed on the NYSE, the Company will provide the NYSE with all information it requires with respect to the offering of the Shares within the timelines prescribed by the NYSE.

(p)    Representation Dates; Certificate. During the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Shares; (ii) files or amends an annual report on Form 40-F or Form 20-F; (iii) files or amends annual or interim financial statements on Form 6-K (provided that such financial statements have been incorporated by reference into the Prospectuses); (iv) delivers Shares pursuant to a Terms Agreement; or (v) at any other time reasonably requested by the Agent (each date of filing of one or more of the documents referred to in clauses (i) through (iii) and any time of request pursuant to (v) above shall be a "Representation Date"), the Company shall furnish the Agent with a certificate, in the form included in Section 4(d), upon execution of this Agreement and on each Representation Date.

(q)    Company Counsel Legal Opinions. Upon execution of this Agreement and within five Trading Dates after any Representation Date, the Company shall cause to be furnished to the Agent, dated as of such date and addressed to the Agent, in form and substance satisfactory to the Agent, acting reasonably, (i) the written opinion of Cassels Brock & Blackwell LLP, Canadian counsel for the Company, and (ii) the written opinion and a negative assurance letter, of  Dorsey & Whitney LLP, U.S. counsel for the Company, each as described in Section 4(e), in either case, modified as necessary to relate to the Registration Statement and the Prospectuses as amended or supplemented at the date of delivery of such opinion (with such opinions and negative assurance letters delivered on a Representation Date being of the same tenor as the opinions and negative assurance letter delivered upon execution of this Agreement), or, in lieu of such opinions, counsel last furnishing such opinion to the Agent may furnish the Agent with a letter to the effect that the Agent may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance). The requirement to furnish the documents set out in this Section 3(q) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice or Terms Agreement is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice or Terms Agreement hereunder, as applicable (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F or Form 20-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or Terms Agreement, as applicable, or the Agent sells any Shares, the Company shall provide the Agent with each of the documents set out in this Section 3(q).

Upon execution of this Agreement and within five Trading Dates after each time the Company files an annual report on Form 40-F or Form 20-F, the Company shall cause to be furnished to the Agent, dated as of such date and addressed to the Agent, in form and substance satisfactory to the Agent, acting reasonably, the written opinions of (i) Perkins Coie LLP, counsel to DeLamar Mining Company and (ii) Woodburn and Wedge, counsel to Integra Holdings U.S. Inc., modified as is necessary but of the same form as the opinions delivered upon execution of this Agreement, or, in lieu of such opinions, counsel last furnishing such opinion to the Agent may furnish the Agent with a letter to the effect that the Agent may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance.

(r)    Comfort Letters. Upon execution of this Agreement and within five Trading Days after each Representation Date (other than the first Representation Date in connection with the filing or amendment of an annual report on Form 40-F or Form 20-F following a Representation Date in connection with the filing or amendment of audited financial statements relating to the same annual period), the Company shall cause MNP LLP to deliver to the Agent the comfort letter(s) described in Section 4(f) and, the Company shall cause its auditors to furnish the Agent a letter (the "Comfort Letter") dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agent, acting reasonably, addressed to the Agent, relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and the Subsidiaries contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, (i) stating that such auditors are independent public accountants within the meaning of the Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Company incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of the Act and the related regulations and with the applicable accounting requirements of the Act and the Exchange Act and the related published rules and regulations adopted by the Commission (the first such letter, the "Initial Comfort Letter") and (ii) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter. The requirement to furnish the documents set out in this Section 3(r) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice or Terms Agreement is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice or Terms Agreement hereunder, as applicable (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F or Form 20-F unless a Comfort Letter has previously been provided in respect of the annual financial statements contained in such annual report on Form 40-F or Form 20-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or Terms Agreement, as applicable, or the Agent sells any Shares, the Company shall provide the Agent with each of the documents set out in this Section 3(r).

(s)    Title Opinions. Upon execution of this Agreement and within five Trading Days after (i) each Amendment Date, (ii) each time the Company files an annual report on Form 40-F or Form 20-F, or (iii) any material change to the ownership or title for the Company's DeLamar Project, the Company shall cause to be furnished to the Agent a written opinion of legal counsel to the Company, together with a certified English translation thereof for any such legal opinion not in the English language, with respect to the ownership or title for the Company's DeLamar Project, in the same form as the opinion letter delivered upon execution of this Agreement.  In support of the written title opinion to be delivered pursuant to this Section 3(s), the Agent shall be entitled to receive one or more accurate certificates, signed by an executive officer of the Company, in form and substance satisfactory to the Agent.

(t)    Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than the Agent.

(u)    Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become required to register as an "investment company" under the Investment Company Act and the rules and regulations of the Commission promulgated thereunder.

(v)    Board Authorization. Prior to delivering notice of the proposed terms of an Agency Transaction or a Principal Transaction pursuant to Section 1 (or at such time as otherwise agreed between the Company and the Agent), the Company shall have (i) obtained from its board of directors thereof all necessary corporate authority for the sale of the Shares pursuant to the relevant Agency Transaction or Principal Transaction, as the case may be, and (ii) provided to the Agent a copy of the relevant board resolutions or other authority.

(w)    Offer to Refuse to Purchase. If to the knowledge of the Company any condition set forth in Section 4(a) of this Agreement shall not have been satisfied on the applicable Settlement Date, the Company shall offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Agent the right to refuse to purchase and pay for such Shares.

(x)    Consent to the Agent's Trading. The Company consents to the extent permitted under the Act, the Exchange Act, Canadian Securities Laws, the rules of the NYSE, and under this Agreement, to the Agent's trading in the Shares of the Company: (i) for the account of its clients at the same time as sales of Shares occur pursuant to this Agreement; and (ii) for the Agent's own accounts provided that no such purchase or sale shall take place by the Agent while such Agent has received an Agency Transaction Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by such Agent and provided further that in the case of clauses (i) and (ii), by providing such consent, the Company will incur no liability on behalf of the Agents or their clients resulting from such trading activity.

(y)    [Reserved]

(z)    Permitted Free Writing Prospectuses.

(i)    The Company represents and agrees that it has not made and, unless it obtains the prior written consent of the Agent, shall not make, any offer relating to the Shares that would constitute a "free writing prospectus" as defined in Rule 405 of the Rules and Regulations, which is required to be retained by the Company under Rule 433 of the Rules and Regulations; provided that the prior written consent of the Agent hereto shall be deemed to have been given in respect of each of the free writing prospectuses set forth in Schedule 3 hereto. Any such free writing prospectus consented to by the Agent is herein referred to as a "Permitted Free Writing Prospectus." The Company represents and agrees that (i) it has treated and shall treat, as the case may be, each Permitted Free Writing Prospectus as a "free writing prospectus" as defined in Rule 405 of the Rules and Regulations and (ii) it has complied and shall comply, as the case may be, with the requirements of Rules 164 and 433 of the Act applicable to any Permitted Free Writing Prospectus, including, without limitation, in respect of timely filing with the Commission, legending and record keeping. The Company agrees not to take any action that would result in the Agent or the Company being required to file pursuant to Rule 433(d) under the Act a free writing prospectus prepared by or on behalf of the Agent that the Agent otherwise would not have been required to file thereunder.

(ii)    The Company agrees that no Permitted Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Permitted Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agent expressly stating that such information is intended for use therein.

(iii)    The Company agrees that if at any time following issuance of an Permitted Free Writing Prospectus any event occurred or occurs as a result of which such Permitted Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agent and, if requested by the Agent, will prepare and furnish without charge to the Agent a Permitted Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agent expressly stating that such information is intended for use therein.

(aa)    Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any "marketing materials" (as defined in National Instrument 41-101 - General Prospectus Requirements) in connection with the offering and sale of the Shares other than the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus reviewed and consented to by the Agent and included in an Agency Transaction Notice or Terms Agreement, provided that the Agent covenants with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any "marketing materials" that otherwise would not be required to be filed by the Company, but for the action of such Agent.

4.    Conditions of the Obligations of the Agent. The obligations of the Agent hereunder are subject to (i) the accuracy of the representations and warranties of the Company on the date hereof, on each Representation Date and as of each Time of Sale and each Settlement Date, (ii) the performance of the Company of its obligations hereunder and (iii) the following additional conditions:

(a)    Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agent and the Agent's counsel.

(b)    No Material Adverse Changes. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement and the Prospectuses, except as described in the Registration Statement and the Prospectuses, there shall not have been a Material Adverse Change.

(c)    No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company's reasonable determination that a post-effective amendment to the Registration Statement or Prospectuses would be appropriate.

(d)    Officers' Certificates. The Agent shall have received, upon execution of this Agreement and on each Representation Date, one or more accurate certificates, dated such date and signed by an executive officer of the Company, in form and substance satisfactory to the Agent, to the effect set forth in clauses (i) and (ii) above and to the effect that:

(i)    each signer of such certificate has carefully examined the Registration Statement, the Prospectuses (including any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses) and each Permitted Free Writing Prospectus, if any;

(ii)    as of such date and as of each Time of Sale subsequent to the immediately preceding Representation Date, if any, neither the Registration Statement, the Prospectuses nor any Permitted Free Writing Prospectus contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii)    each of the representations and warranties of the Company contained in this Agreement are, as of such date and each Time of Sale subsequent to the immediately preceding Representation Date, if any, true and correct; and

(iv)    each of the covenants and agreements required herein to be performed by the Company on or prior to such date has been duly, timely and fully performed and each condition herein required to be complied with by the Company on or prior to such date has been duly, timely and fully complied with.

(e)    Legal Opinions. The Agent shall have received the opinions of counsel to be delivered pursuant to Section 3(q) on or before the date on which such delivery of such opinions are required pursuant to Section 3(q). In addition, on such dates that the opinions required by Section 3(q) are delivered, the Agent shall have also received the negative assurance letter of Goodwin Procter LLP, U.S. counsel to the Agent, with respect to the issuance and sale of the Shares in the United States, the Registration Statement, the Disclosure Package, the U.S. Prospectus and other related matters as the Agent may reasonably require, it being understood that counsel for the Agent and counsel for the Company may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Company, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors' rights laws and public policy considerations.

(f)    Comfort Letters. The Agent shall have received the Comfort Letters required to be delivered pursuant to Section 3(r) on or before the date on which such delivery of such letter is required pursuant to Section 3(r).

(g)    Title Opinions. The Agent shall have received the opinions to be delivered pursuant to Section 3(s) on or before the date on which such delivery of such opinions is required pursuant to Section 3(s), in substantially the same forms as agreed to by the parties in connection with the entering into of this Agreement. The Agent shall have also received the certificate, signed by an executive officer of the Company, delivered pursuant to Section 3(s) on or before the date on which such delivery of such certificate is required pursuant to Section 3(s).

(h)    Due Diligence. The Company shall have complied with all of its due diligence obligations required pursuant to Section 3(l).

(i)    Compliance with Blue Sky Laws. The Shares shall be qualified for sale in such states and jurisdictions in the United States as the Agent may reasonably request, and each such qualification shall be in effect and not subject to any stop order or other proceeding on the relevant Representation Date.

(j)    Stock Exchange Listing. The Shares shall have either been (i) approved for listing, subject only to notice of issuance, on the NYSE and the TSXV, or (ii) the Company shall have filed an application for listing of the Shares on the NYSE and the TSXV at or prior to the issuance of the applicable Agency Transaction Notice or entering into the applicable Terms Agreement and the Shares shall have been duly authorized for listing on the NYSE and the TSXV, subject only to notice of issuance at or prior to the applicable Settlement Date.

(k)    Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10, the Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Agency Transaction Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Act and Canadian Securities Laws. For greater certainty and not withstanding anything to the contrary in this Agreement, no Shares will be offered or sold in Canada.

(l)    FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

(m)    [Reserved]

(n)    Additional Certificates. The Company shall have furnished to the Agent such certificate or certificates, in addition to those specifically mentioned herein, as the Agent may have reasonably requested as to the accuracy and completeness at each Representation Date of any statement in the Registration Statement or the Prospectuses or any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses, as to the accuracy at such Representation Date of the representations and warranties of the Company herein, as to the performance by the Company of its obligations hereunder, or as to the fulfillment of the conditions concurrent and precedent to the obligations hereunder of the Agent.

5. Indemnification.

(a)    Indemnification of the Agent. The Company shall indemnify and hold harmless the Agent, the directors, officers, employees, counsel and agents of the Agent and each person, if any, who controls the Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act from and against any and all losses, claims, liabilities, expenses and damages (including, without limitation, any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), to which they, or any of them, may become subject under the Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Permitted Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) any untrue statement or alleged untrue statement of a material fact contained in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Shares, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable to the extent that such loss, claim, liability, expense or damage arises from the sale of the Shares in the public offering to any person by the Agent and is based on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Agent furnished in writing to the Company by the Agent expressly for inclusion in the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus and, provided further, that none of the foregoing indemnities shall apply if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the losses, liability, claims, damages or expenses resulted from the gross negligence, fraud or willful misconduct of an indemnified party claiming indemnity, in which case this indemnity agreement shall cease to apply to such indemnified party in respect of such claim. For greater certainty, the Company and the Agent agree that they do not intend that any failure by the Agent to conduct such reasonable investigation as necessary to provide the Agent with reasonable grounds for believing the Prospectuses contained no misrepresentation shall constitute "gross negligence" , "fraud" or "wilful misconduct" for the purposes of this Section 5 or otherwise disentitle the Agents from indemnification hereunder. This indemnity agreement will be in addition to any liability that the Company might otherwise have.

(b)    Indemnification of the Company. The Agent shall indemnify and hold harmless the Company, its agents, each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, each director of the Company and each officer of the Company who signs the Registration Statement to the same extent as the foregoing indemnity from the Company to the Agent, but only insofar as losses, claims, liabilities, expenses or damages arise out of or are based on any untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Agent furnished in writing to the Company by the Agent expressly for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses. This indemnity will be in addition to any liability that the Agent might otherwise have. The Company acknowledges that the names of the Agent set forth on the cover constitutes the only information furnished in writing by or on behalf of the Agent for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses.

(c)    Indemnification Procedures. Any party that proposes to assert the right to be indemnified under this Section 5 shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 5, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party under the foregoing provisions of this Section 5 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party or results in any increase in the liability under this indemnity that the indemnifying party would not otherwise have incurred had the indemnified party given the required notice. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party) or (iv) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel shall be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges shall be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party shall not be liable for any settlement of any action or claim effected without its written consent (which consent will not be unreasonably withheld or delayed). No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 5 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party. Notwithstanding the foregoing, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 5(c), the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(d)    Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 5 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Agent, the Company and the Agent shall contribute to the total losses, claims, liabilities, expenses and damages (including, without limitation, any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than the Agent, such as persons who control the Company within the meaning of the Act, officers of the Company who signed the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and the Agent may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agent on the other hand. The relative benefits received by the Company on the one hand and the Agent on the other hand shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the sum of (i) the total compensation to the Agent pursuant to Section 1(a)(vii) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions received by the Agent as set forth in the table on the cover page of the Prospectuses (in the case of one or more Principal Transactions pursuant to Terms Agreements). If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agent, on the other hand, with respect to the statements or omissions which resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agent, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense or damage, or action in respect thereof, referred to above in this subsection (d) shall be deemed to include, for purpose of this subsection (d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), the Agent shall not be required to contribute any amount in excess of the sum of (i) the total compensation to such Agent pursuant to Section 1(a)(vii) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions received by such Agent as set forth in the table on the cover page of the Prospectuses (in the case of one or more Principal Transactions pursuant to Terms Agreements), and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this subsection (d), any person who controls a party to this Agreement within the meaning of the Act will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this subsection (d), will notify any such party from whom contribution may be sought, but the omission so to notify will not relieve the party from whom contribution may be sought from any other obligation it may have under this subsection (d). No party will be liable for contribution with respect to any action or claim settled without its written consent (which consent will not be unreasonably withheld).

(e)    Survival. The obligations of the Company under this Section 5 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to any affiliate of the Agent and each person, if any, who controls the Agent or any such affiliate within the meaning of the Act; and the obligations of the Agent under this Section 5 shall be in addition to any liability which it may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Act.  The indemnity and contribution agreements contained in this Section 5 and the representations and warranties of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Agent, (ii) acceptance of any of the Shares and payment therefor or (iii) any termination of this Agreement.

6. Termination.

(a)    The Company may terminate this Agreement in its sole discretion at any time upon giving prior written notice to the Agent. Any such termination shall be without liability of any party to the other party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agent, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2, 3 (except that if no Shares have been previously sold hereunder or under any Terms Agreement, only Section 3(i)), 5, 7(d), 7(f) and 7(k) of this Agreement shall remain in full force and effect notwithstanding such termination. In the case of any sale by the Company pursuant to a Terms Agreement, the obligations of the Company pursuant to such Terms Agreement and this Agreement may not be terminated by the Company without the prior written consent of the Agent.

(b)    The Agent may terminate its obligations under this Agreement in its sole discretion at any time upon giving prior written notice to the Company. Any such termination shall be without liability of any party to the other party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agent, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2, 3 (except that if no Shares have been previously sold hereunder or under any Terms Agreement, only Section 3(i)), 5, 7(d), 7(f) and 7(k) of this Agreement shall remain in full force and effect notwithstanding such termination. In the case of any purchase by the Agent pursuant to a Terms Agreement, such Agent may, by written notice to the Company, terminate its obligations pursuant to such Terms Agreement at any time prior to or on the Settlement Date if, since the time of execution of the Terms Agreement or the respective dates as of which information is given in the Registration Statement and the Prospectuses:

(i)    trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market;

(ii)    trading generally shall have been suspended or limited on or by, as the case may be, any "national securities exchange" (as defined in the Exchange Act), or minimum or maximum prices shall have been generally established on any such exchange, or additional material governmental restrictions, not in force on the date of this Agreement, shall have been imposed upon trading in securities generally by any such exchange or by order of the Commission or any court or other governmental authority;

(iii)    a general banking moratorium shall have been declared by any of federal, New York or Canadian authorities;

(iv)    the United States shall have become engaged in new hostilities, there shall have been an escalation in hostilities involving the United States or there shall have been a declaration of a national emergency or war by the United States or there shall have occurred such a material adverse change in general economic, political or financial conditions, including, without limitation, as a result of terrorist activities after the date hereof (or the effect of international conditions on the financial markets in the United States shall be such), or any other calamity or crisis shall have occurred, the effect of any of which is such as to make it impracticable or inadvisable to market the Shares on the terms and in the manner contemplated by the Prospectuses;

(v)    if the Company or any of the Subsidiaries shall have sustained a loss material or substantial to the Company or any of the Subsidiaries by reason of flood, fire, accident, hurricane, earthquake, theft, sabotage, or other calamity or malicious act, whether or not such loss shall have been insured, the effect of any of which is such as to make it impracticable or inadvisable to market the Shares on the terms and in the manner contemplated by the Prospectuses; or

(vi)    if there shall have been a Material Adverse Change.

(c)    This Agreement shall remain in full force and effect until the earliest to occur of (i) termination of this Agreement pursuant to subsection (a) or (b) above or otherwise by mutual written agreement of the parties, and (ii) such date that the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement (including, without limitation, one or more Terms Agreements pursuant hereto) equals the Maximum Amount, in each case except that (x) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agent, shall remain in full force and effect notwithstanding such termination; and (y) the provisions of Sections 2, 3 (except that if no Shares have been previously sold hereunder or under any Terms Agreement, only Section 3(i)), 5, 7(d), 7(f) and 7(k) of this Agreement shall remain in full force and effect notwithstanding such termination.

(d)    Any termination of this Agreement shall be effective on the date specified in the notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the other party. If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 1 (in the case of an Agency Transaction) or in accordance with the relevant Terms Agreement (in the case of a Principal Transaction).

7. Miscellaneous.

(a)    Notices. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed, hand delivered or telecopied: (i) if to Stifel, at the offices of Stifel, Nicolaus & Company, Incorporated, One South Street, 30th Floor, Baltimore, Maryland 21202, Attention: Equity Capital Markets, with a copy to the Legal Department, and with a copy to Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, New York 10018, Attention:  Thomas S. Levato; and (ii) if to the Company, at the offices of Integra Resources Corp., 400 Burrard Street, Suite 1050, Vancouver, British Columbia V6C 3A6, Attention:  George Salamis, with a copy to Cassels Brock & Blackwell LLP, Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8, Attention:  David Redford, and with a copy to Dorsey & Whitney LLP, Brookfield Place, 161 Bay Street, Suite 4310, Toronto, Ontario M5J 2S1, Attention: James Guttman.

Any such notice shall be effective only upon receipt. Any notice under Section 5 may be made by telecopy or telephone, but if so made shall be subsequently confirmed in writing (which may include, in the case of the Agent, electronic mail to any Authorized Company Representative).

(b)    Consent to Jurisdiction. By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System (or any successor) (together with any successor, the "Agent for Service"), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Shares, that may be instituted in any federal or state court in the State of New York, or brought under U.S. securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Shares shall be outstanding.

(c)    The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by the Agent or by any person who controls the Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in the courts of New York State located in the Borough of Manhattan and the U.S. District Court for the Southern District of New York, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 7(c) shall survive any termination of this Agreement, in whole or in part.

(d)    No Third Party Beneficiaries. The Company acknowledges and agrees that the Agent is acting solely in the capacity of an arm's length contractual counterparty to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company or any other person. Additionally, the Agent is not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Agent shall have no responsibility or liability to the Company with respect thereto. Any review by the Agent of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Agent and shall not be on behalf of the Company.

(e)    Survival of Representations and Warranties. All representations, warranties and agreements of the Company contained herein or in certificates or other instruments delivered pursuant hereto (including, without limitation, any Terms Agreement) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agent or any of their controlling persons and shall survive delivery of and payment for the Shares hereunder.

(f)    Disclaimer of Fiduciary Relationship. The Company acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the terms of the offering and any related discounts and commissions, is an arm's-length commercial transaction between the Company, on the one hand, and the Agent, on the other hand, (ii) in connection with the offering contemplated by this Agreement and the process leading to such transaction, the Agent owes no fiduciary duties to the Company or its securityholders, creditors, employees or any other party, (iii) the Agent has not assumed nor will the Agent assume any advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Shares contemplated by this Agreement or the process leading thereto (irrespective of whether the Agent or any of its affiliates has advised or is currently advising the Company on other matters) and the Agent has no obligation to the Company with respect to the offering of the Shares contemplated by this Agreement except the obligations expressly set forth in this Agreement, (iv) the Agent and its affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (v) the Agent has not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated by this Agreement and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(g)    Governing Law. THIS AGREEMENT AND EACH TERMS AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING UNDER OR RELATED TO THIS AGREEMENT OR SUCH TERMS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE. Each party hereto hereby irrevocably submits for purposes of any action arising from this Agreement or any Terms Agreement brought by the other party hereto to the jurisdiction of the courts of New York State located in the Borough of Manhattan and the U.S. District Court for the Southern District of New York.

(h)    Judgment Currency. The Company agrees to indemnify the Agent, the Agent's directors, officers, affiliates and each person, if any, who controls the Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, against any loss incurred by the Agent as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the "judgment currency") other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(i)    Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agent is required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Agent to properly identify its clients.

(j)    Counterparts. This Agreement and each Terms Agreement may be signed in two or more counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

(k)    Survival of Provisions Upon Invalidity of Any single Provision. In case any provision in this Agreement or any Terms Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(l)    Waiver of Jury Trial. Each of the Company and the Agent hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement, any Terms Agreement or the transactions contemplated hereby or thereby.

(m)    Titles and Subtitles. The titles of the sections and subsections of this Agreement and any Terms Agreement are for convenience and reference only and are not to be considered in construing this Agreement or such Terms Agreement.

(n)    Entire Agreement. Other than the terms set forth in each Agency Transaction Notice delivered hereunder and each Terms Agreement executed and delivered pursuant hereto, this Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. Neither this Agreement nor any Terms Agreement may be amended or otherwise modified or any provision hereof waived except by an instrument in writing signed by the Agent and the Company.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the agreement between the Company and the Agent.

Very truly yours,

INTEGRA RESOURCES CORP.

By:	/s/ Andree St-Germain
Name: Andree St-Germain
Title: CFO

Confirmed as of the date first above mentioned:

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ B. Wes Loyd

Name: B. Wes Loyd
Title: Director - IB

SCHEDULE 1

AUTHORIZED COMPANY REPRESENTATIVES

Name and Office / Title	E-mail Address	Telephone Numbers
George Salamis President & Chief Executive Officer		Office: Cell:

Andree St-Germain Chief Financial Officer		Office: Cell:

Josh Serfass Executive Vice President Corporate Development and Investor Relations		Office: Cell:

SCHEDULE 2

MATERIAL SUBSIDIARIES

1.	Integra Resources Holdings Canada Inc.

2.	Integra Holdings U.S. Inc.

3.	DeLamar Mining Company

SCHEDULE 3

ISSUER FREE WRITING PROSPECTUSES

None.

EXHIBIT A

INTEGRA RESOURCES CORP.
400 Burrard Street, Suite 1050
Vancouver, British Columbia V6C 3A6

[__________], 20[____]

Stifel, Nicolaus & Company, Incorporated

One South Street

30th Floor

Baltimore, Maryland 21202

VIA EMAIL

AGENCY TRANSACTION NOTICE

Ladies and Gentlemen:

The purpose of this Agency Transaction Notice is to propose certain terms of the Agency Transaction under and pursuant to that certain Equity Distribution Agreement between the Company and Stifel, Nicolaus & Company, Incorporated, dated December 30, 2020 (the "Agreement"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

The Company represents and warrants that, as of the date hereof, it is not in possession of any material non-public information regarding the Company and its Subsidiaries, taken as a whole, or the Shares.

The terms of the particular Agency Transaction to which this Agency Transaction Notice relates are as follows:

Trading Day(s) on which Shares may be Sold:	[__________], 20[___], [__________], 20[ ] . . . [__________], 20[ ]

Maximum Number of Shares
to be Sold in the Aggregate:	[ ]

Maximum Number of Shares
to be Sold on each Trading Day:	[__________]

Floor Price:	USD[___.___]

EXHIBIT B

INTEGRA RESOURCES CORP.

Common Shares

TERMS AGREEMENT

[__________], 20[___]

Stifel, Nicolaus & Company, Incorporated

One South Street

30th Floor

Baltimore, Maryland 21202

Ladies and Gentlemen:

Integra Resources Corp., a British Columbia corporation (the "Company"), proposes, subject to the terms and conditions stated herein, in the Schedule hereto and in the Equity Distribution Agreement, dated December 30, 2020 (the "Equity Distribution Agreement"), between the Company and Stifel, Nicolaus & Company, Incorporated ("Stifel" or the "Agent"), to issue and sell to the Agent [ ] of the Company's common shares, no par value per share (the "Purchased Shares"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Equity Distribution Agreement.

Each of the provisions of the Equity Distribution Agreement not specifically related to the solicitation by the Agent, as agent of the Company, of offers to purchase Shares in Agency Transactions is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. The Company represents and warrants that, as of the date hereof, it is not in possession of any material non-public information regarding the Company and its Subsidiaries, taken as a whole, or the Shares.

An amendment to the Registration Statement, or a Prospectus Supplement, as the case may be, relating to the Purchased Shares, in the form heretofore delivered to the Agent is now proposed to be filed with the Securities and Exchange Commission.

Subject to the terms and conditions set forth herein and in the Schedule hereto and subject the terms and conditions of the Equity Distribution Agreement incorporated herein as provided in the second immediately preceding paragraph, the Company agrees to issue and sell to the Agent, and the Agent agrees to purchase from the Company, the Purchased Shares at the time and place and at the purchase price set forth in the Schedule hereto.

[Remainder of Page Intentionally Blank]

If the foregoing is in accordance with your understanding, please sign and return to us a counterpart hereof, whereupon this Terms Agreement, including those provisions of the Equity Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between Stifel and the Company.

INTEGRA RESOURCES CORP.

By:
Name:
Title:

Accepted and agreed as of the date first above written:

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:
Name:
Title:

Schedule to Terms Agreement

[Price to Public:

USD[__.__] per share]

Purchase Price by the Agent:

USD[__.__] per share

Method of and Specified Funds for Payment of Purchase Price:

[By wire transfer to a bank account specified by the Company in same day funds.]

Method of Delivery:

[To Stifel's account, or the account of Stifel's designee, at The Depository Trust Company via DWAC in return for payment of the purchase price.]

Settlement Date:

[__________], 20[___]

Closing Location:

[__________]

Documents to be Delivered:

The following documents referred to in the Equity Distribution Agreement shall be delivered as a condition to the closing (which documents shall be dated on or as of the date of the Terms Agreement to which this Schedule is annexed):

•	the officer's certificate referred to in Section 4(d);

•	the legal opinions referred to in Section 4(e) and Section 3(q);

•	the "comfort letter" referred to in Section 4(f); and

•	such other documents as the Agent shall reasonably request.

[Indemnity:

[__________]]

[Lockup:

In addition to, and without limiting the generality of, the covenant set forth in Section 3(l) of the Equity Distribution Agreement, [__________].]